Exhibit 3.1
Certificate of Determination for Series A Preferred Stock
Imaging3, Inc.

CERTIFICATE OF DETERMINATION

OF

IMAGING3, INC.

Christopher Sohn and Xavier Aguilera hereby certify as follows:

1.           They are the President and the Secretary, respectively, of Imaging3, Inc., a California corporation (the “Company”).

2.           The number of authorized shares of Preferred Stock is 1,000,000.  The authorized number of shares of Series A Preferred Stock is 1,000, none of which have been issued.

3.           The Board of Directors has duly adopted the following resolution:

WHEREAS, the Articles of Incorporation, as amended, authorize the Preferred Stock of the Company to be issued in series and authorize the Board of Directors to determine the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares and the designation of any such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issue of the first series of Preferred Stock of the Company and does hereby fix and determine the rights, preferences, restrictions and other matters relating to said series of Preferred Stock as follows:

1.           Designation

There is hereby designated a series of Preferred Stock to be known as “Series A Preferred Stock” and the authorized number of shares of Series A Preferred Stock shall be 1,000 shares, with the rights, preferences, privileges, and restrictions set forth in this Certificate.

2.           Dividends

The holders of the Series A Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefore, their ratable portion, with the holders of the Common Stock based on the number of shares of Series A Preferred Stock then outstanding in relation to the total number of shares of Series A Preferred Stock and Common Stock then outstanding, of any dividends which may be declared by the Board of Directors and paid by the Company.

3.           Voting Rights

On all matters submitted to a vote of the shareholders of the Company, each share of Series A Preferred Stock will have 350,000 votes and the holders of the Series A Preferred Stock will vote with the holders of the Common Stock as one class, except as provided by law.

4.           Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock then outstanding will be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, a preference (the “Liquidation Preference”), whether from capital surplus or earnings, before any payment or declaration and setting apart for payment of any amount is made with respect to the Common Stock of the Company.  The amount of the Liquidation Preference is $0.001 per share of then outstanding Series A Preferred Stock.  After the payment of the Liquidation Preference, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably among the holders of the Common Stock of the Company.

5.           Notices

Any notice required by the provisions hereof to be given to the holders of shares of Series A Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

Christopher Sohn, President

Xavier Aguilera, Secretary

The undersigned hereby declare under penalty of perjury under the laws of the State of California that they have read the foregoing certificate and know the contents thereof and that the same is true of their own knowledge.

Dated: November 17, 2011

Christopher Sohn, President

Xavier Aguilera, Secretary